Timothy A. Ross

1726 Cole Blvd.

Building 22 Ste. 130

Golden, CO 80401

e-mail address:

tross@agapito.com

Phone (business hrs):  (303) 271-3750

CONSENT OF AUTHOR

TO:

The British Columbia Securities Commission

The Alberta Securities Commission

The Ontario Securities Commission

The Toronto Stock Exchange (TSX)

United States Securities & Exchange Commission (SEC)

I, Timothy A. Ross, PE, SME Registered Member, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled, “Baja Mining Corp. – An Updated Preliminary Assessment of the El Boleo Copper Cobalt Project”, of the El Boleo Project located in Santa Rosalia, Baja California Sur, Mexico and dated January 31, 2007 (the “Technical Report”) and filed in March 2007. In addition, I do hereby consent that any extracts from, or a summary of, the Technical Report may be filed with any stock exchange, any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the publicly accessible company files on their websites.

Dated this 10th day of March, 2007

/s/ Timothy A. Ross______________

Timothy A. Ross